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Mail Stop 6010	File No. 041960-0002

Mr. Russell Mancuso

Mr. Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReneSola Ltd

Registration Statement on Form F-1 (File No. 333-148550)

Dear Mr. Mancuso and Mr. Mumford:

On behalf of our client, ReneSola Ltd (the “Company”), we enclose for filing via EDGAR the Company’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form F-1 (File No. 333-148550) (the “Registration Statement”). We will be hand delivering to you five courtesy copies of this letter and Amendment No. 3, which has been marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on January 10, 2008.

Set forth below are the Company’s responses to the comments contained in the letter dated January 18, 2008 from the Staff. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

The Company expects to request effectiveness of the above referenced Registration Statement on or about January 28, 2008. The Company expects to submit an acceleration request on January 24, 2008.

Resident partners: Joseph A. Bevash (US), Patrick J. Flanagan (US), Z. Julie Gao (US), Sabrina Y. T. Maguire (US), John A. Otoshi  (US), David Zhang (US)

January 22, 2008

Principal and Selling Stockholders, page 95

1.	Please clarify when Mr. Li acquired his offered shares and the consideration paid. Also clarify which of the shares mentioned in footnotes (2), (3) and (4) are being offered.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 98 and 99.

2.	Please reconcile the shares mentioned in footnote (1) with the size of the over-allotment option mentioned on the prospectus cover and the increase in the number of outstanding shares attributed to the over-allotment option on page 6. Also, please disclose how a partial exercise of the over-allotment option will be allocated between you and the selling shareholders and among the selling shareholders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 98.

Rule 144, page 114

3.	Please quantify the number of shares subject to the lock-up. Also, with a view toward disclosure, please tell us the number of shares that can be sold under rules 144, 144(k) and 701.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 117 and 118.

4.	Please show us your calculations supporting your disclosure of the number in the first bullet point.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 117. The share number is calculated based on one percent of the total issued and outstanding shares immediately after this offering of 118,485,032 shares.

Underwriting, page 120

5.	Please provide the disclosure required by instruction 2 to Item 9.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 127. In addition, the Company respectfully advises the Staff that one of the underwriters, CIBC World Markets Corp., changed its name to Oppenheimer & Co. Inc., effective as of January 14, 2007, due to a recent merger. The Company does not believe that this change will require any disclosure under Instruction 2 to Item 9.B of Form 20-F.

6.	Please clarify the disclosure added about the Lazard referral fee. For example, how is Lazard Frères related to you and how did it have an interest in your offering that could be “referred?”

January 22, 2008

The Company respectfully advises the staff that the relationship between Lazard Frères & Co. LLC (“LF&Co.”) and Lazard Capital Markets LLC (“LCM”) is governed by a Business Alliance Agreement dated as of May 10, 2005 by and between Lazard Group LLC (the parent company of LF&Co.) and LFCM Holdings LLC (the parent company of LCM) (the “Business Alliance Agreement”). Pursuant to the Business Alliance Agreement, LF&Co. refers underwriting and distribution opportunities to LCM and in consideration of such referral LCM pays to LF&Co. a fee equal to 50% of the aggregate revenue (i.e., the underwriting fee) paid by the applicable client in respect of the referred underwriting and distribution opportunity. The Business Alliance Agreement is broadly applicable to the relationship between LF&Co. and LCM and, as such, the referral fee paid to LF&Co. by LCM is not unique to this transaction. Further, the relationship between LF&Co. and LCM has been disclosed in the public filings of Lazard Ltd, which is the indirect parent company of LF&Co. (“Lazard”). Lazard filed the Business Alliance Agreement as Exhibit 10.8 to its Form 10-Q for the period ended March 31, 2005.

Exhibit 5

7.	Given the change in the offering since you filed this exhibit, please file an updated opinion.

In response to the Staff’s comment, an updated opinion has been filed as Exhibit 5.1 to the Registration Statement.

Exhibit 23.4

8.	Please file the consent of counsel to being named and having its opinion summarized in the Regulation disclosure beginning on page 84.

In response to the Staff’s comment, a revised consent has been filed as Exhibit 23.4 to the Registration Statement.

*            *            *

January 22, 2008

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

/s/ David Zhang
David Zhang of LATHAM & WATKINS LLP

Enclosures

cc:	Xianshou Li, Director and Chief Executive Officer
Charles Xiaoshu Bai, Chief Financial Officer
Benjamin Su, Latham & Watkins LLP, Hong Kong
Matthew D. Bersani, Shearman & Sterling, Hong Kong
John Wilde, Deloitte Touche Tohmatsu CPA Ltd., Shanghai
John Hung, Deloitte Touche Tohmatsu CPA Ltd., Shanghai